SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2006                                        Commission File Number: 1-15226

(Translation of registrant’s name into English)
1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐    Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Exhibits 99.1 and 99.2 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 (File Nos. 333-124218, 333-85598 and 333-13956) and Form F-9 (File Nos. 333-113732 and 333-118737).

SIGNATURES
Form 6-K Exhibit Index
Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2006
Management's Discussion and Analysis dated April 26, 2006 relating to the period ended March 31, 2006
Covering Letter dated April 28, 2006 regarding Financial Ratios
Supplemental Financial Information (Unaudited)
Certificate, dated April 28, 2006, of Randall K. Eresman, President & Chief Executive Officer
Certificate, dated April 28, 2006, of Brian C. Ferguson, Executive Vice-President & Chief Financial Officer

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2006

ENCANA CORPORATION (Registrant)
By:	/s/Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.	The following documents have been filed with Canadian securities commissions:
99.1	Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2006.

99.2	Management’s Discussion and Analysis dated April 26, 2006 relating to the period ended March 31, 2006.

99.3	Covering letter dated April 28, 2006 regarding Financial Ratios.

99.4	Supplemental Financial Information (Unaudited) Exhibit to March 31, 2006 Consolidated Financial Statements “Consolidated Financial Ratios – Medium Term Notes & Debt Securities”

99.5	Certificate, dated April 28, 2006, of Randall K. Eresman, President & Chief Executive Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2.

99.6	Certificate, dated April 28, 2006, of Brian C. Ferguson, Executive Vice-President & Chief Financial Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2.